UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

GREAT WOLF RESORTS, INC.

(Names of Subject Company (Issuer))

K-9 ACQUISITION, INC.

K-9 HOLDINGS, INC.

K-9 INVESTORS, L.P.

(Name of Filing Persons (Offeror))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

K-9 Acquisition, Inc.

K-9 Holdings, Inc.

K-9 Investors, L.P.

c/o Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam Weinstein

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$167,146,445	$19,154.98

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 33,429,289 shares of common stock, par value $0.01 per share, at $5.00 per share. This includes (i) 31,669,564 shares of unrestricted common stock outstanding on the date hereof (ii) 1,236,173 shares of restricted stock outstanding on the date hereof and (iii) 523,552 shares of restricted stock that, pursuant to that certain Agreement and Plan of Merger, dated as of March 12, 2012, by and among Great Wolf Resorts, Inc. (the “Company”), K-9 Acquisition, Inc. and K-9 Holdings, Inc. (the “Merger Agreement”), were converted from certain stock-denominated performance awards upon the signing of the Merger Agreement. The holders of such shares of restricted stock (including those converted from performance awards) will have the right to tender such shares in the offer. The number of shares of common stock assumed for purchase does not include shares of common stock issuable (i) pursuant to outstanding options to purchase common stock with an exercise price per share in excess of the price offered in the offer or (ii) pursuant to certain performance awards granted by the Company that will expire without consideration if the Company effects the proposed merger following the consummation of the offer in 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by 0.00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock (including restricted shares), par value $0.01 per share, (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated March 12, 2012, between Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $5.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated March 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), in the related letter of transmittal for shares (the “Letter of Transmittal for Shares”), a copy of which is attached as Exhibit (a)(1)(B) and in the related letter of transmittal for restricted shares (the “Letter of Transmittal for Restricted Shares”), a copy of which is attached as Exhibit (a)(1)(D), which, together with any amendments or supplements, collectively constitute the “Offer.”

This Schedule TO is being filed on behalf of Offeror, Parent, K-9 Investors, L.P., a Delaware limited partnership (“Holding Partnership”) and Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”). Parent is a direct, wholly-owned subsidiary of the Holding Partnership. All of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Management VII. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of March 12, 2012, by and among the Company, the Offeror and Parent (the “Merger Agreement”) is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002(a) – (c)

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Great Wolf Resorts, Inc.

525 Junction Road, Suite 6000 South

Madison, WI 53717

(608) 662-4700

(b) Securities. This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares. As of March 12, 2012, based on information provided by the Company, there were 33,429,289 Shares issued and outstanding (including 1,759,725 restricted shares, of which 523,552 represent stock-denominated performance awards that were converted into restricted shares upon the signing of the Merger Agreement). As of such date, there were also outstanding options to purchase 15,500 Shares, but the Company has advised that all such options have an exercise price per share in excess of the price offered in the offer. Also as of such date, there were an additional 738,944 Shares issuable upon the settlement of outstanding performance awards granted by the Company, but pursuant to the Merger Agreement these awards will expire without consideration if the Company effects the proposed merger following the consummation of the Offer in 2012. The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Tender Offer—Section 6 (Price Range of Shares; Dividends)” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003(a) – (c)

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 8 (Certain Information Concerning Management VII, the Holding Partnership, Parent and the Offeror)

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A Item 1004(a)

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005(a) and (b)

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006(a) and (c)(1) – (c)(7)

(a) Purposes. The information set forth in the Offer to Purchase under the caption “The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)” is incorporated herein by reference.

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

The Tender Offer — Section 13 (Certain Effects of the Offer)

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007(a), (b) and (d)

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer —Section 16 (Fees and Expenses)

The Agreement and Plan of Merger, dated as of March 12, 2012, among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

The Tender Offer—Section 14 (Certain Conditions of the Offer)

The Agreement and Plan of Merger, dated as of March 12, 2012, among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 9 (Source and Amount of Funds)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 14 (Certain Conditions of the Offer)

The Agreement and Plan of Merger, dated as of March 12, 2012, among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

The Tender Offer — Section 8 (Certain Information Concerning Management VII, the Holding Partnership, Parent and the Offeror)

The Tender Offer — Section 12 (Purpose of the Offer; Plans for the Company)

(b) Securities Transactions. None.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009(a)

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer—Section 3 (Procedures for Accepting the Offer and Tendering Shares)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 16 (Fees and Expenses)

ITEM 10.	FINANCIAL STATEMENTS.

Regulation M-A Item 1010(a) and (b)

(a) Financial Information. The financial condition of Parent and the Offeror is not material to the Offer.

(b) Pro Forma Financial Information. The pro forma financial statements of the Company are not material to the Offer.

ITEM 11: ADDITIONAL INFORMATION.

Regulation M-A Item 1011 (a) and (c)

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

The Tender Offer — Section 8 (Certain Information Concerning Management VII, the Holding Partnership, Parent and the Offeror)

The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

The Tender Offer — Section 13 (Certain Effects of the Offer)

The Tender Offer — Section 15 (Certain Legal Matters; Regulatory Approvals)

(c) Other Material Information. The information set forth in the Offer to Purchase, the Letter of Transmittal for Shares and the Letter of Transmittal for Restricted Shares is incorporated herein by reference.

ITEM 12: EXHIBITS

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012.

(a)(1)(B)	Letter of Transmittal for Shares.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter of Transmittal for Restricted Shares.

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(a)(1)(H)	Summary Advertisement to be published in the Wall Street Journal and dated March 13, 2012.

(b)(1)	Commitment and Engagement Letter, dated as of March 12, 2012, among Morgan Stanley Senior Funding, Inc., UBS Securities LLC and UBS Loan Finance LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(d)(2)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.

(d)(3)	Equity Commitment Letter, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.

(g)	None.

(h)	None.

ITEM 13: INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2012

K-9 Acquisition, Inc.

By:		/s/ Aaron Stone
Name: Aaron Stone
Title: President

K-9 Holdings, Inc.

By:		/s/ Aaron Stone
Name: Aaron Stone
Title: President

Apollo Management VII, L.P.

By:	AIF VII Management, LLC,
its General Partner

	By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

K-9 Investors, L.P.

By:	Apollo Advisors VII, L.P.
its General Partner

By:	Apollo Capital Management VII,
LLC, its General Partner

	By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012.

(a)(1)(B)	Letter of Transmittal for Shares.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter of Transmittal for Restricted Shares.

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(a)(1)(H)	Summary Advertisement to be published in the Wall Street Journal and dated March 13, 2012.

(b)(1)	Commitment and Engagement Letter, dated as of March 12, 2012, among Morgan Stanley Senior Funding, Inc., UBS Securities LLC and UBS Loan Finance LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).

(d)(2)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.

(d)(3)	Equity Commitment Letter, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.

(g)	None.

(h)	None.